United States securities and exchange commission logo





                             June 6, 2022

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 1 to
the Draft Registration Statement on Form F-1
                                                            Submitted May 10,
2022
                                                            CIK No. 0001924482

       Dear Mr. Huge:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to the Draft Registration Statement on Form F-1

       Cover Page

   1. Please include the name, address and telephone number of your agent for service on the cover page of the
registration statement.

   2. On page 86 you disclose that you have agreed to issue warrants to the lead underwriter to purchase a number of
shares equal to a percentage of the total number of shares sold in the offering. Please
disclose this on the cover page. Additionally, revise the offering summary, risk factors
and description of share capital sections, as applicable, to disclose the issuance of the
warrants.
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                          Ltd
Comapany
June 6, 2022NameInnovation Beverage Group Ltd
June 6,
Page 2 2022 Page 2
FirstName LastName
3. Please clarify whether the company will be a controlled company after the offering. We note disclosure on page 32 that two of your shareholders own or control 78.3% of your outstanding ordinary shares. If you intend to qualify as a controlled company after the offering, please disclose on the prospectus cover page that you will be a controlled company and disclose the names and the amount of shares that will be held by such shareholders.
About the Prospectus
Industry and Market Data, page 7

4. We note your disclosure that you obtained the statistical, market and industry data included in the prospectus from publicly available information and independent industry publications and reports conducted by third parties, and the sources
         of such data cannot guarantee the accuracy or completeness of such information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.
5.       We note your disclosure that    we,       us,       our,    the
Company,       our Company    and    our
         business    refer to Innovation Beverage Group Limited, an Australian
public limited
         company together with its subsidiaries. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using
         terms such as    we    or    our    when describing activities or
functions of a subsidiary or
         other entity.
About This Prospectus, page 7

6. Please refer to the third paragraph and revise your disclosure to address the following:
             Provide a description of Australian Boutique Spirits Pty Limited ("ABS"), the entity for which the consolidated financial statements are included in the registration statement. Explain how this entity relates to the Company (i.e., the registrant), along with the formation dates of you and ABS. Also, disclose that ABS's consolidated financial statements are presented in U.S. dollars as noted on page F-8 and that the functional currency is the U.S. dollar as disclosed on page F-11. Reconcile the disclosure in the fourth paragraph on page 7 that your reporting
             currency and functional currency is the Australian dollar with disclosure in the same paragraph and also in the penultimate paragraph under the heading, Presentation of
             Financial Information (i.e., where you state your consolidated financial statements are in U.S. dollars. We also note disclosure on page 35 that your business is conducted in Australian dollars and your financial statements are maintained in Australian dollars, which is your functional currency, and that you use the U.S. dollar as your reporting currency. Please revise your disclosures throughout for consistency.
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                          Ltd
Comapany
June 6, 2022NameInnovation Beverage Group Ltd
June 6,
Page 3 2022 Page 3
FirstName LastName
Prospectus Summary, page 8

7. Please provide organizational charts, both before and after the initial public offering, outlining your corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement. Clarify which entities are organized in which countries. Include in the chart the ownership and voting control of the entities in the chart both before and after the completion of the offering.
8. Please add a section summarizing the history and development of your company. In doing so, please discuss any important events in the development of your business. Refer to Part
         I, Item 4.A.4 of Form 20-F.
9. Please include a bulleted or numbered list no more than two pages long summarizing the principal risk factors in the prospectus summary. Refer to Item 105(b) of Regulation S-K.
Summary Consolidated Financial Data, page 13

10. We note your disclosure at the top of page 14 regarding Adjusted EBITDA. Please delete this paragraph in its entirety or provide a tabular reconciliation of this non-GAAP measure to the most directly comparable GAAP measure of net income. In addition, if you intend to keep this disclosure provide a discussion as to the usefulness of this measure to both management and an investor. We refer you to Questions 103.01 and .02 of the Staff's
         Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures,
         updated April 4, 2018.

Risk Factors, page 15

11. We note that you have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company. Please provide a risk factor to explain that this election will allow you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies and disclose that your financial statements may not be comparable to companies that comply with all public company accounting standards which could impact the valuation of your securities.
Coca-Cola Europacific Partners could potentially terminate their agreement with us in the event of a change of control, page 18

12. We note that you rely on a Coca-Cola Europacific Partners for distribution. Please revise or add a risk factor to disclose the risks of this reliance and any disruptions you have experienced due to such reliance.
Failure of our key or service product information technology systems, cyber-security breach, or cyber-related fraud..., page 25

13. Please disclose whether you are subject to material cybersecurity risks in your supply
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                          Ltd
Comapany
June 6, 2022NameInnovation Beverage Group Ltd
June 6,
Page 4 2022 Page 4
FirstName LastName
         chain based on third-party products, software or services used in your products, services or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.
International operations, worldwide and domestic economic trends, and financial market conditions..., page 27

14. We note your risk factor indicating that inflation could affect your business and consumer spending patterns. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Dividend Policy, page 35

15. We note that you declared a dividend in connection with your conversion from a proprietary limited company to a limited public company. Please revise this section to disclose the declaration date and the amount of the dividend, and, if applicable, the total outstanding dividend payable balance, the anticipated dividend payment date and the expected source of funds.
Factors Affecting Our Results of Operations, page 39

16. Please revise to further discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Years Ended December 31, 2021 to December 31, 2020, page 41

17. Please revise your MD&A to provide a more detailed and granular discussion that would provide greater transparency into the material components and potential variability of your revenues, cost of goods sold, and expenses. For example, you should identify each financial statement line item and where you have multiple components your disclosures should:
             identify and quantify each individually significant component of revenues, cost of goods sold, and expenses (including other income/expense); quantify the change in each respective component during each period; and
             discuss the reasons for the increases or decreases in the specific dollar amounts for each of the components identified.
         To facilitate a clear and comprehensive understanding, consider adding supplemental tabular information (similar to what you currently present in the table under revenues).
18. Please reconcile the total revenues for the twelve months ended December 31, 2020 as shown in the table and in the narrative discussion as compared to the amount shown in the
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                          Ltd
Comapany
June 6, 2022NameInnovation Beverage Group Ltd
June 6,
Page 5 2022 Page 5
FirstName LastName
         statements of income on page F-5.

Six Months Ended June 30, 2021 and 2020, page 41

19. Please delete the tabular disclosure and narrative discussion for the six months ended June
         30, 2021 and 2020, as the related interim period financial statements are not included, nor are they required, in the filing.
Liquidity and Capital Resources, page 42

20. Refer to the table of cash flows. Please revise the last line item to reflect the impact of foreign currency on cash and cash equivalents as shown in the statements of cash flows on page F-7.

Business, page 46

21. Please disclose whether and how your business segments, products, lines of service, projects or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or
             delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices, shipping costs or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
22.      Please include a breakdown of total revenues by geographic market. See
Item 4.B.2 of
         Form 20-F.
23. Please revise to provide a description of the sources and availability of raw materials, including a description of whether prices of principal raw materials are volatile. See Item
         4.B.4 of Form 20- F.
24. We note that the registration statement includes market and industry data from
         International Wines and Spirits Record, including IWSR graphics, some of which state
         "[F]or client use only. Not to be reproduced or resold without permission from the
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                          Ltd
Comapany
June 6, 2022NameInnovation Beverage Group Ltd
June 6,
Page 6 2022 Page 6
FirstName LastName
         IWSR." Please file a consent from IWSR as an exhibit to your registration statement or tell us why you believe you are not required to do so.
Material Agreements, page 66

25. We note your disclosure that you have entered into a Share Purchase Agreement with
         Elegance Brands and that the agreement is an interim business agreement pending the consummation of the acquisition of 100% of your share capital by Elegance Brands.
         Please revise this section to clarify your relationship with Elegance Brands and the status of any sales or acquisitions.
Compensation of Directors and Officers, page 71

26. We note your tabular presentation regarding the compensation paid to your directors and executive officers, including share based payments, during the year ended December 31,
         2021. Please revise to explain your accounting treatment for share based compensation
         (i.e., ASC 718) and clarify where the share based payments have been recorded in your financial statements. In addition, revise your notes to the consolidated financial statements to include your accounting policy for share based payments and other disclosures required by ASC 718.
Management
Compensation of Directors and Officers, page 71

27. Please revise to provide all management and director compensation disclosure required by Part I, Item 6.B.1 of Form 20-F. For example, you disclose individual options/warrants in compensation table but do not provide the exercise price, the purchase price (if any) and the expiration date of those options.
Board Composition and Election of Directors, page 73

28. For each director, please specify the expected date of expiration of the current term of office. Refer to Item 6.C of Form 20- F.
Related Party Transactions, page 76

29. We note your disclosure on pages F-7 and F-16 regarding related party transactions. Please confirm that you have provided the disclosure required for related
         party transactions since the beginning of your preceding three financial years up to the date of the registration statement or revise accordingly. Refer to
Part I, Item 7.B of Form
         20-F.
Security Ownership of Beneficial Owners and Management, page 76

30. Please update the beneficial ownership table in accordance with Part I, Items 6.E and 7.A of Form 20-F. For example, please (i) provide the required disclosure for Samstock SZRT
         LLC and 114 Assets Inc. and (ii) update the officers and directors beneficial ownership.
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                          Ltd
Comapany
June 6, 2022NameInnovation Beverage Group Ltd
June 6,
Page 7 2022 Page 7
FirstName LastName
Description of Share Capital, page 77

31. Please revise and update this section to provide all of the information required by Item
         10.A of Form 20-F.
Underwriting, page 84

32. Please revise to clarify whether or not you plan to also register the shares underlying the underwriter warrants.
Experts, page 92

33. Please clarify to which independent registered public accounting firm you are relying as an expert with respect to the financial statements for the years ended December 31,
         2021 and 2020. In this regard, we note that Accell Audit & Compliance, P.A. has issued its auditor report at page F-2 that covers these two fiscal years. Please revise or advise.

Consolidated Balance Sheets, page F-4

34. We note you have significant amounts due from related parties as of December 31, 2021 and 2020. Please revise to include a note to your consolidated financial statements (as well as on page 75, as necessary) describing your related party transactions. Refer to ASC
         850-10-50.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

35. Please expand your discussion to disclose how you account for sales discounts, trade and promotional allowances, rights of return, and other forms of variable consideration in measurement of the transaction price, along with disclosing significant payment terms, and warranties. Refer to ASC 606-10-50-12.

Note 3. Business Acquisition, page F-12

36. We note your discussion of the acquisition of W4W, please revise your disclosure to address the following:
             Disclose the repayment terms of the $600,000 balance on the purchase of W4W, including the maturity date and interest rate. Tell us the consideration given to reclassifying this amount as a note payable on the face of the balance sheet.
             Given the significance of this acquisition to your historical financial statements, tell us why you have not included audited historical financial statements of W4W pursuant to Rule 8-04 of Regulation S-X and pro forma financial statements pursuant to Rule 8-05 of Regulation S-X. Provide your analysis and significance tests as
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                          Ltd
Comapany
June 6, 2022NameInnovation Beverage Group Ltd
June 6,
Page 8 2022 Page 8
FirstName LastName
              necessary.
                Your discussion in the penultimate paragraph indicates the pro forma financial information (pursuant to ASC 805) reflects adjustments to the historical data of the
              Group to give effect to "each of these acquisitions and the related equity issuances as if each had occurred on January 1, 2020." Clarify, if true, that only one cash business acquisition occurred and that no equity issuances was given. Please advise and revise as necessary.

Note 6. Intangible Assets, page F-13

37. Please revise to disclose the estimated useful lives of your intangible assets here or in the narrative discussion on page F-9.

December 31, 2021 Audited Financial Statements
Note 11. Reportable Segments, page F-18

38. Please expand to also disclose your revenue disaggregated by business unit or sales channel. In this regard, we note MD&A disclosure on page 39 that you have two distinct business units, which appear to be your distribution channels for (i) brand products, which are product sales from your partner distributions, and (ii) e-commerce products which are product sales via your owned marketplace platforms. Refer to ASC 606-50-5 and 606-10-
         55-91(g).

Recent Sales of Unregistered Securities, page II-2

39. Please update and revise the disclosure in this section to furnish all the information required by Item 701 of Regulation S-K, including the exemption from registration claimed and consideration for all transactions. For example, we note your disclosure on page 43 regarding a $3.9 million Series A Financing in 2021.
Exhibit Index, page II-4

40. Please file the Filing Fee Table as an exhibit to this registration statement. Refer to Item
         601(b)(107) of Regulation S-K.
General

41. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
         You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
 Dean Huge
Innovation Beverage Group Ltd
June 6, 2022
Page 9

you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Sherry Haywood at 202-551-3345 with any other questions.



FirstName LastNameDean Huge                               Sincerely,
Comapany NameInnovation Beverage Group Ltd
                                                          Division of
Corporation Finance
June 6, 2022 Page 9                                       Office of
Manufacturing
FirstName LastName